Exhibit 99.1

                                [GRAPHIC OMITTED]
                             Fresenius Medical Care


Investor News                                    Fresenius Medical Care AG
                                                 Investor Relations
                                                 Else-Kroner-Str. 1
                                                 D-61352 Bad Homburg

                                                 Contact:

                                                 Oliver Maier
                                                 ------------
                                                 Phone:  + 49 6172 609 2601
                                                 Fax:    + 49 6172 609 2301
                                                 E-mail: ir-fms@fmc-ag.com

                                                 North America:
                                                 Heinz Schmidt
                                                 -------------
                                                 Phone:  +  1 781 402 9000
                                                                Ext.: 4518
                                                 Fax:    +  1 781 402 9741
                                                 E-mail: ir-fmcna@fmc-ag.com

                                                 Internet: http://www.fmc-ag.com
                                                           ---------------------


                                                 April 12, 2005

              Fresenius Medical Care Receives 510(k) Clearance for
                               Liberty(TM) Cycler


Bad Homburg, Germany -Fresenius Medical Care AG ("the Company") (Frankfurt Stock
Exchange: FME, FME3) (NYSE: FMS, FMS-p), the world's largest provider of Dialysis Products and Services, today announced that it has received U.S. FDA (Food and Drug Administration), 510(k) clearance for an advanced device to be used by patients who perform dialysis in the home setting. This proprietary device, the Liberty(TM) Cycler, is designed for use in Automated Peritoneal Dialysis (APD) therapy, which is the fastest growing home therapy for the treatment of end-stage renal disease (ESRD). Receipt of the 510(k) indicates that the Liberty(TM) Cycler has met the requirements for notifying the FDA prior to commercial distribution of new medical devices and that Fresenius Medical Care may market this device within the United States.


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The Liberty(TM) Cycler provides the latest technology to patients being treated for ESRD at home. The cycler combines advanced pumping technology with ease of use. The Liberty Cycler's unique ergonomic design, easily taken for a common household appliance, was created to blend unobtrusively into the patient's home.

Rice Powell, President of Products and Hospital Group & Co-CEO of Fresenius Medical Care North America: "We're pleased to have reached this significant milestone. We're looking forward to providing nephrologists and their patients in the United States, and Canada with an APD cycler designed from the ground up with home therapy in mind. Based on our initial feedback from leading nephrologists, we believe that there will be a strong reception for this innovative, easy-to-use product."


Fresenius Medical Care AG is the world's largest, integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 1,300,000 individuals worldwide. Through its network of approximately 1,610 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides Dialysis Treatment to approximately 124,400 patients around the globe. Fresenius Medical Care is also the world's leading provider of Dialysis Products such as hemodialysis machines, dialyzers and related disposable products. For more information about Fresenius Medical Care, visit the Company's website at www.fmc-ag.com.


This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG's reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG does not undertake any responsibility to update the forward-looking statements in this release.

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